Exhibit 4.47
CREDIT ARRANGEMENT LETTER
CSG(W)10535
February 07, 2005
India Foils Limited
1, Sagore Dutta Ghat Road,
Kamarhati,
Kolkata 700 058
Dear Sirs,
We have pleasure in advising you that the Bank has sanctioned the following term loan facility to the company.

(Rs. in million)

Facilities	Limit
Term Loan	1020.0
TOTAL	1020.0
The aforesaid credit facilities are subject to the main terms and conditions (subject to change as per RBI directives/Bank’s policies from time to time) set out in Annexure I hereto which is deemed to be a part of this Credit Arrangement Letter. The credit assistance is also subject to the conditions that are contained in the documents, which the Company has to execute between and in favour of ICICI Bank Limited.
Meanwhile please return to us the duplicate copy of this letter duly signed by the Authorized signatory of the Company in token of acceptance of the terms and conditions stipulated herein.
Yours faithfully,
/s/ Suvalaxmi Chakraborty
Suvalaxmi Chakraborty
General Manager
Enclosures

Accepted

For India Foils Limited

Authorized Signatory

ICICI Bank Limited
ICICI Bank Towers	Tel. (+91-22) 2653 1414	Regd. Off. : Landmark, Race Course Circle, Vadodara 390007, India.
Bandra-Kurla Complex	Fax (+91-22) 2653 1122	Corp. Off. : ICICI Bank Towers, Bandra-Kurla Complex
Mumbai 400 051, India	Website www.icicibank.com	Mumbai 400051, India, Tel. (+91-22) 2653 1414 Fax (+91-22) 2653 1122

TERMS AND CONDITIONS
The following summary of Terms and Conditions (the “Term Sheet”) provides indicative terms and conditions for the credit facilities to the Borrower. This Term Sheet is not meant to be, nor should it be construed as a commitment by ICICI Bank to extend credit facilities. The Term Sheet is intended to outline basic points of business understanding around which the credit facilities would be constructed. It does not attempt to describe all the terms and conditions that would relate to the credit facilities nor do the terms suggest specific documentation phrasing. The closing of any financial transaction relating to the credit facilities would be subject to various conditions precedent, including without limitation, the conditions set forth in this Term Sheet. The final terms and conditions applicable to the credit facilities would be subject to inter alia, due diligence of various agreements and contracts, validation of revenue assumptions, legal counsel review, satisfactory transaction economics and internal credit.

Facility	Term Loans

Limit	Rs. 1020.0 million

Currency	Rupee facility

Security	Secured by a first charge over the fixed assets of India Foils Limited.

Tenor / Repayment schedule	Amortisation schedule of the loan is attached.

Interest	The Company shall pay to ICICI Bank interest on the principal amount of the Facility outstanding from time to time monthly in each year on 15th day of each calender month. The rates of interest for each Tranche of the Facility (“the Applicable Rate”) shall be as follows:

From February 2005 till January 2006: Nil interest

From February 2006 till November 2007: 7.00% per annum below the sum of the ICICI Bank Benchmark Advance Rate and the Term Premium prevailing on the date of disbursement of such Tranche of the Facility, plus applicable interest tax or other statutory levy, if any.

The ICICI Bank Benchmark Advance Rate as on date is 10.50% per annum, the Term Premium as on date is 1.00% per annum and the Applicable Rate as on date is 4.50% per annum.

From December 2007 till November 2009: 1.50% per annum below the sum of the ICICI Bank Benchmark Advance Rate and the Term Premium prevailing on the date of disbursement of such Tranche of the Facility, plus applicable interest tax or other statutory levy, if any.

The ICICI Bank Benchmark Advance Rate as on date is 10.50% per annum, the Term Premium as on date is 1.00% per annum and the Applicable Rate as on date is 10.00% per annum.

From December 2009 till September 2011: 1.00% per annum below the sum of the ICICI Bank Benchmark Advance Rate and the Term Premium prevailing on the date of disbursement of such Tranche of the Facility, plus applicable interest tax or other statutory levy, if any.

The ICICI Bank Benchmark Advance Rate as on date is 10.50% per annum, the Term Premium as on date is 1.00% per annum and the Applicable Rate as on date is 10.50% per annum.

Rate of interest is subject to revision from time to time.

Redemption Premium	Rs. 30.0 million payable on September 15, 2011.

Interest payment frequency	Interest would be payable monthly, on the 15th day of each month commencing from December 2007.

Interest calculation	Interest will be calculated on 365 day basis in respect of rupee loans.

Prepayment	The Company may pay any of the outstanding tranches (in part or full), on November 15th of each year during the currency of the loan, without any prepayment premium or any other fee or charges except interest accrued to date.
In addition to the above terms and conditions, the General Conditions (GC-C-1999) will also apply to the Facility

AMORTIZATION SCHEDULE

COMPANY NAME	INDIA FOILS LTD

ASSISTANCE TYPE	CORPORATE LOAN

DUE DATES FOR INTEREST	15TH OF EACH MONTH COMMENCING FROM FEBRUARY 15, 2005.

	Installment of principal	Principal amount of the
	amount of the facility	facility outstanding after each
Due Dates for Payment	(in Rs)	payment (in Rs)
February 15, 2005	—	1,020,000,000
December 15, 2007	61,875,000	958,125,000
January 15, 2008	—	958,125,000
February 15, 2008	—	958,125,000
March 15, 2008	61,875,000	896,250,000
April 15, 2008	—	896,250,000
May 15, 2008	—	896,250,000
June 15, 2008	61,875,000	834,375,000
July 15, 2008	—	834,375,000
August 15, 2008	—	834,375,000
September 15, 2008	61,875,000	772,500,000
October 15, 2008	—	772,500,000
November 15, 2008	—	772,500,000
December 15, 2008	61,875,000	710,625,000
January 15, 2009	—	710,625,000
February 15, 2009	—	710,625,000
March 15, 2009	61,875,000	648,750,000
April 15, 2009	—	648,750,000
May 15, 2009	—	648,750,000
June 15, 2009	61,875,000	586,875,000
July 15, 2009	—	586,875,000
August 15, 2009	—	586,875,000
September 15, 2009	61,875,000	525,000,000
October 15, 2009	—	525,000,000
November 15, 2009	—	525,000,000
December 15, 2009	61,875,000	463,125,000
January 15, 2010	—	463,125,000
February 15, 2010	—	463,125,000
March 15, 2010	61,875,000	401,250,000
April 15, 2010	—	401,250,000
May 15, 2010	—	401,250,000
June 15, 2010	61,875,000	339,375,000

	Installment of principal	Principal amount of the
	amount of the facility	facility outstanding after each
Due Dates for Payment	(in Rs)	payment (in Rs)
July 15, 2010	—	339,375,000
August 15, 2010	—	339,375,000
September 15, 2010	61,875,000	277,500,000
October 15, 2010	—	277,500,000
November 15, 2010	—	277,500,000
December 15, 2010	61,875,000	215,625,000
January 15, 2011	—	215,625,000
February 15, 2011	—	215,625,000
March 15, 2011	61,875,000	153,750,000
April 15, 2011	—	153,750,000
May 15, 2011	—	153,750,000
June 15, 2011	61,875,000	91,875,000
July 15, 2011	—	91,875,000
August 15, 2011	—	91,875,000
September 15, 2011	61,875,000	30,000,000
September 15, 2011	30,000,000	—